

Mail Stop 7010

August 15, 2007

Via U.S. Mail and Fax (214) 397-3379
Mr. J.W. Swent
Chief Financial Officer
ENSCO International Incorporated
500 North Akard Street, Suite 4300
Dallas, TX 75201-3331

> Re: **ENSCO International Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 22, 2007**
> **File No. 1-08097**

Dear Mr. Swent:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Anne Nguyen Parker

Anne Nguyen Parker
Legal Branch Chief